April 22, 2025

Paul Krause
Secretary
Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

       Re: Harley-Davidson, Inc.
           DEF 14A filed April 3, 2025
           File No. 001-09183
Dear Paul Krause:

       We have reviewed your filing and have the following comment.

        Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

DEF 14A filed April 3, 2025
General

1.     We note your disclosure that    the number of votes cast favoring each
Director
       nominee   s election must exceed 50% of the total number of votes cast with respect to
       that nominee   s election, including any votes withheld, for
shareholders to elect the
       nominee, [and t]herefore, a    withheld    vote is effectively a vote
against    a nominee.
       Further, we note that Section 2.08(a) of your by-laws states that [v]otes cast shall
       include votes    for    and    against    [a] director   s election and
direction to withhold
       authority in each case and exclude abstentions and broker nonvotes with respect to
       that director   s election.    In this respect, when applicable state
law gives legal effect to
       votes cast against a nominee, then in lieu of providing a means for security holders to withhold authority to vote, the form of proxy must provide a means for security holders to vote against each nominee and a means for security holders to abstain from voting. Refer to Rule 14a-4(b)(4). However, your form of proxy card only includes
          for    and    withhold    options. Please revise to omit the option
to    withhold,    and
       include    for,       against    and    abstain    options, or advise.
 April 22, 2025
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Blake Grady at 202-551-8573.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions